

Subject to completion, dated September 14, 2007

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-135401

Prospectus Supplement
(To Prospectus dated December 22, 2006)

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

MGE®

Madison Gas and Electric Company

$25,000,000

% Medium-Term Notes due 2037

Interest Payable March 15 and September 15

Issue Price:

The Notes will mature on September 15, 2037. We will pay interest on the Notes on March 15 and September 15 of each year, beginning March 15, 2008. We may redeem some or all of the Notes at any time at the redemption price specified in this prospectus supplement. There is no sinking fund for the Notes.

The Notes will be unsecured obligations and will rank on a parity with our other unsecured and unsubordinated indebtedness, but will effectively rank junior to our first mortgage bonds.

Investing in the Notes involves risks that are described in the "Risk Factors" section on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Underwriting Discounts	Proceeds to Us
Per Note	%	%	%
Total	$	$	$

(1) Plus accrued interest from September , 2007, if settlement occurs after that date.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about September , 2007.

JPMorgan

The date of this prospectus supplement is September , 2007.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any written communication from Madison Gas and Electric Company or the underwriter specifying the final terms of the offering. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

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MADISON GAS AND ELECTRIC COMPANY

We conduct regulated electric utility and gas operations. We generate and distribute electricity to nearly 135,000 customers in Dane County, Wisconsin, including the city of Madison. We also purchase and distribute natural gas to more than 138,000 customers in the Wisconsin counties of Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. We have served the Madison, Wisconsin area since 1896.

We are the principal subsidiary of MGE Energy, Inc., or MGE Energy. We became a subsidiary of MGE Energy on August 12, 2002, when our shareholders exchanged their shares of our common stock for shares of MGE Energy's common stock. We were organized as a Wisconsin corporation in 1896. Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703, and our telephone number is (608) 252-7000.

RISK FACTORS

We are subject to various regulatory, operating and other risks as a result of the nature of our operations and the marketplace in which we operate. Many of these risks are beyond our control and pose challenges to our business, operations, revenues, net income and cash flows. These risks are described under Item 1A, Risk Factors, of our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

The net proceeds to be received by us from the sale of the Notes, before deducting our offering expenses, is estimated to be $. We intend to use the net proceeds from the sale of the Notes to refinance $15,000,000 aggregate principal amount of our 7.49% medium-term notes due September 20, 2007 and our existing short-term indebtedness. At June 30, 2007, our consolidated short-term debt and current portion of long-term debt approximated $36 million, which includes outstanding commercial paper of approximately $21 million. Our outstanding commercial paper matures no later than 30 days after its date of issue and bears interest at rates ranging from approximately 5.35% to 5.38% per annum.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2007, and as adjusted to give effect to the issuance and sale of the Notes and the use of the proceeds from this offering as set forth under "Use of Proceeds" above. This table should be read in conjunction with our consolidated financial statements and related notes for the six months ended June 30, 2007, incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

	June 30, 2007	
	Actual	**As Adjusted**
	($ in thousands)	
Commercial paper	$ 21,000	$ 11,000
Long-term debt:		
First mortgage bonds	1,200	1,200
Other long-term debt (1)	251,115	261,115
Minority interest (2)	118,792	118,792
Total shareholder's equity	311,138	311,138
Total capitalization, including commercial paper and current maturities	$ 703,245	$ 703,245

_____

(1)   Includes (i) current maturities of long-term debt of $15,000,000 and (ii) $50,000,000 of debt related to MGE Power West Campus, LLC, which is consolidated into MGE in accordance with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*.

(2)   Includes the minority interest related to the equity in MGE Power West Campus, LLC and MGE Power Elm Road, LLC, which are subsidiaries of MGE Energy but are consolidated into us in accordance with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes supplements the description of the general terms and provisions of the Notes set forth in the accompanying prospectus under the caption "Description of Notes." To the extent the following terms are inconsistent with the general description contained in the accompanying prospectus, the following terms replace such inconsistent terms.

The Notes will be issued under an Indenture dated as of September 1, 1998, as supplemented from time to time, between us and The Bank of New York Trust Company, N.A. (as successor to Bank One, N.A.), as Trustee. The Notes will bear interest at the rate per annum and will be due and payable on the date set forth on the cover page of this prospectus supplement.

The Notes will be registered in the name of Cede & Co., as registered owner and as nominee for The Depository Trust Company, New York, New York (DTC). Beneficial interests in the Notes will be shown on, and transfers will be effected only through, records maintained by DTC (with respect to participants' interests) and its participants. Except as described in this prospectus supplement or the accompanying prospectus, the Notes will not be issued in certificated form. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds.

General

The Notes will be limited to $25,000,000 aggregate principal amount. The Notes issued under the indenture will be our unsecured obligations and will rank on a parity with our other unsecured and unsubordinated indebtedness, but will effectively rank junior to our first mortgage bonds. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series.

The Notes will mature on September 15, 2037. Interest will be payable on the Notes semiannually on March 15 and September 15 of each year, commencing on March 15, 2008, until the principal is paid or made available for payment. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will not be amortizing notes or original issue discount notes.

The Notes will be issued in book-entry form without coupons only in denominations of $1,000 and integral multiples thereof. For so long as the Notes are issued in book-entry form, payments of principal and interest will be made in immediately available funds by wire transfer to DTC or its nominee. If the Notes are issued in certificated form to a holder other than DTC, payments of principal and interest will be made by check mailed to that holder at that holder's registered address. Payment of principal of the Notes in certificated form will be made against surrender of those Notes at the office or agency of our company in the City of Madison, Wisconsin and an office or agency in the Borough of Manhattan, City of New York, New York. Payment of interest on the Notes will be made to the person in whose name those Notes are registered at the close of business on the record date for the relevant interest payment date, which shall be March 1 and September 1 for the interest payment dates on March 15 and September 15, respectively.

While the Notes are outstanding, we will be subject to the restrictions described under "Restrictions on Secured Debt" in the accompanying prospectus.

Redemption at Our Option

We may, at our option, redeem the Notes in whole or in part at any time at a redemption price equal to the greater of:

- 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date, or

- as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus   basis points, plus accrued and unpaid interest on those Notes to the redemption date.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

"Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"Comparable Treasury Price" means, with respect to any redemption date:

- the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or
- if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

"Quotation Agent" means the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means (1) J.P. Morgan Securities Inc. and its successors, unless it ceases to be a primary U.S. Government securities dealer in the United States ("Primary Treasury Dealer"), in which case we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and J.P. Morgan Securities Inc., or the underwriter, dated as of September   , 2007, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, the aggregate principal amount of $25,000,000 of the Notes.

Under the terms and conditions of the underwriting agreement, if the underwriter takes any of the Notes, then it is obligated to take and pay for all the Notes.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. No assurance can be given as to the liquidity of any trading market for the Notes.

The underwriter initially proposes to offer part of the Notes directly to the public at the offering price described on the cover page of this prospectus supplement and part of the Notes to certain dealers at a price that represents a concession not in excess of   % of the principal amount of the Notes. The underwriter may allow, and any such dealer may reallow, a concession not in excess of   % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriter may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriter may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriter may overallot in connection with the offering of the Notes, creating a short position. In addition, the underwriter may bid for, and purchase, Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriter is not required to engage in any of these activities, and may end any of them at any time.

Our expenses associated with this offering, to be paid by us, are estimated to be $70,000.

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions. We are party to a credit agreement under which JPMorgan Chase Bank, N.A. is the Administrative Agent and a lender, and MGE Energy is a party to a credit agreement under which JPMorgan Chase Bank, N.A. is the Administrative Agent and a lender. In addition, we have a $20 million unsecured line of credit from JPMorgan Chase Bank, N.A., which we entered into on August 1, 2007.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon for us by Stafford Rosenbaum LLP, Madison, Wisconsin, and by Sidley Austin LLP, Chicago, Illinois. Certain legal matters will be passed on for the underwriter by Dewey Ballantine LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These documents are also available to the public from commercial retrieval services, the Web site maintained by the SEC at http://www.sec.gov, MGE Energy's Web site at http://www.mgeenergy.com, and MGE's Web site at http://www.mge.com. Copies may be obtained from these Web sites free of charge. Information contained on MGE Energy's and MGE's Web sites shall not be deemed incorporated into, or to be a part of, this prospectus.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC (file number 0-1125):

- Our Annual Report on Form 10-K for the year ended December 31, 2006;

- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007; and

- Our Current Reports on Form 8-K dated:

    -- December 29, 2006 and filed with the SEC on January 4, 2007;

    -- February 2, 2007 and filed with the SEC on February 2, 2007;

    -- March 5, 2007 and filed with the SEC on March 9, 2007;

    -- March 14, 2007 and filed with the SEC on March 16, 2007; and

    -- August 21, 2007 and filed with the SEC on August 22, 2007.

Any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and until we or any underwriters or agents sell all of the notes shall be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus from the date such documents are filed.

You may request a copy of these filings at no cost, by writing, calling or e-mailing us at the following address:


Madison Gas and Electric Company
Post Office Box 1231
Madison, Wisconsin 53701-1231
Attention: MGE Shareholder Services
Telephone: (800) 356-6423
Email: investor@mgeenergy.com


Prospectus

Madison Gas and Electric Company

Medium-Term Notes

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We intend to offer from time to time, at prices and on terms to be determined at or prior to the time of sale, our unsecured notes having an aggregate initial offering price not to exceed $100,000,000.

We will describe the specific terms of the notes, together with the terms of the offering of notes, the initial offering price and our net proceeds from their sale, in supplements to this prospectus. You should read this prospectus, the applicable prospectus supplement and any applicable pricing supplement carefully before you invest.

Investing in the notes involves risks. See "Risk Factors" under Item 1A of our most recently filed Annual Report on Form 10-K and under Part II, Item 1A in any of our subsequently filed Quarterly Reports on Form 10-Q.

_____

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_____

We may sell the notes directly to purchasers, through agents we may designate from time to time or to or through underwriters. If any agents or underwriters are involved in the sale of notes, we will specify the names of those agents or underwriters and any applicable commission or discount in the applicable prospectus supplement or any applicable pricing supplement. Our net proceeds from the sale of notes will be the initial public offering price of those notes less the applicable discount, in the case of an offering through an underwriter, or the purchase price of those notes less the applicable commission, in the case of an offering through an agent, and, in each case, less other expenses payable by us in connection with the issuance and distribution of those notes.

The date of this prospectus is December 22, 2006.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. Under this shelf registration process, we may, from time to time, sell the notes described in this prospectus in one or more offerings with a total offering price not to exceed $100,000,000. This prospectus provides you with a general description of the notes. Each time we sell notes, we will describe the specific terms of the notes being sold in that offering in a prospectus supplement to this prospectus, which may also be further supplemented by a pricing supplement. The applicable prospectus supplement and any applicable pricing supplement may also add, update or change information in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the additional information referred to in "Where You Can Find More Information," before investing in the notes. For purposes of this prospectus, any reference to a prospectus supplement may also refer to a pricing supplement, unless the context otherwise requires.

We are not offering the notes in any state where the offer is not permitted.

You should rely only on the information contained or incorporated by reference in this prospectus, the applicable prospectus supplement and any applicable pricing supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus, the applicable prospectus supplement or any applicable pricing supplement is accurate as of any date other than the date of that document.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "MGE," "our company," "we," "us," "our" or similar references mean Madison Gas and Electric Company.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed incorporated by reference as described under the heading "Where You Can Find More Information" contain forward-looking statements that reflect management's current assumptions and estimates regarding future performance and economic conditions—especially as they relate to future load growth, revenues, expenses, capital expenditures, financial resources, regulatory matters, and the scope and expense associated with future environmental regulation. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "anticipates," "expects," "intends," "plans," "predicts" and "estimates" and similar expressions are intended to identify forward-looking statements but are not the only means to identify those statements. These forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. The factors that could cause actual results to differ materially from the forward-looking statements made by us include (a) those factors discussed in the following sections of our 2005 Annual Report on Form 10-K: ITEM 1A. Risk Factors, and ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; and (b) other factors discussed in our other filings with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus or, as the case may be, as of the date on which we make any subsequent forward-looking statement that is deemed incorporated by reference. We undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date as of which any such forward-looking statement is made.

MADISON GAS AND ELECTRIC COMPANY

We conduct regulated electric utility and gas utility operations. We generate, purchase and distribute electricity to nearly 136,000 customers throughout 250 square miles of Dane County, Wisconsin. We also purchase, transport and distribute natural gas to nearly 137,000 customers in 1,350 square miles of service territory in seven Wisconsin counties. We have served the Madison, Wisconsin area since 1896.

We are the principal subsidiary of MGE Energy, Inc., or MGE Energy. We became a subsidiary of MGE Energy on August 12, 2002, when our shareholders exchanged their shares of our common stock for shares of MGE Energy's common stock. We were organized as a Wisconsin corporation in 1896. Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703, and our telephone number is (608) 252-7000.

MGE ENERGY, INC.

MGE Energy operates in the following business segments:

- electric utility operations—generating, purchasing, and distributing electricity through MGE;

- gas utility operations—purchasing and distributing natural gas through MGE;

- nonregulated energy operations—constructing, owning, and leasing new electric generating capacity through its wholly owned subsidiaries, MGE Power LLC, MGE Power Elm Road, LLC and MGE Power West Campus, LLC;

- transmission investments—investing in companies in the business of providing electric transmission services, such as American Transmission Company, LLC, or ATC. During the fourth quarter of 2005, the investment in ATC was transferred from the electric utility to MGE Transco Investment LLC; and

- all other—investing in companies and property which relate to the regulated operations, financing the regulated operations, or providing construction services to the other subsidiaries through MGE Energy and through its wholly owned subsidiaries, MGE Construct LLC, MAGAEL, LLC and Central Wisconsin Development Corporation.

MGE's utility operations represent a substantial portion of the assets, liabilities, revenues, expenses, and operations of MGE Energy.

MGE Energy was organized as a Wisconsin corporation in 2001. MGE Energy's principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703, and its telephone number is (608) 252-7000.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement or any applicable pricing supplement, we expect to use the net proceeds from the sale of the notes for general corporate purposes, including repaying our outstanding long-term debt at maturity or upon early redemption. We will describe in the applicable prospectus supplement or any applicable pricing supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of such document. We will temporarily invest any net proceeds that we do not immediately use in marketable securities.

RATIOS OF EARNINGS TO FIXED CHARGES

The ratios of our earnings to fixed charges for each of the periods indicated are as follows:

	Year Ended December 31,					Nine Months Ended September 30,	
	2001	2002	2003	2004	2005	2005	2006
Ratios of earnings to fixed charges........	3.76x	4.42x	4.71x	4.33x	4.15x	4.25x	4.47x

For the purpose of computing the ratios of earnings to fixed charges, (i) earnings consist of net income before deducting current and deferred federal and state income taxes, investment tax credits deferred and restored charged (credited) to operations and fixed charges and (ii) fixed charges consist of interest on debt, amortization of debt discount, premium and expense, capitalized interest and the estimated interest component of rentals.

DESCRIPTION OF NOTES

We will issue the notes under an Indenture dated as of September 1, 1998, as supplemented from time to time, between us and The Bank of New York Trust Company, N.A. (as successor to Bank One, N.A.), as Trustee. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. We have summarized selected provisions of the Indenture below. However, because this summary is not complete, it is subject to and is qualified in its entirety by reference to the Indenture, a copy of which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. Unless otherwise noted, section references below are to the Indenture. Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, the notes will have the terms described below.

General

We may issue notes from time to time under the Indenture in one or more series. The notes will be denominated in U.S. dollars, and payments of principal of, and any premium and interest on, the notes will be made in U.S. dollars. We may issue the notes from time to time, at varying interest rates and maturities and on other variable terms. (Section 2.05) See "Terms Specified in Prospectus Supplement or Pricing Supplement" below.

The Indenture does not limit the aggregate amount of notes that we may issue. It does not limit our ability to incur additional indebtedness, and it does not afford holders of the notes protection in the event of a highly leveraged or similar transaction involving our company. However, the Indenture provides that neither we nor any of our subsidiaries may subject specified property or assets to any mortgage or other encumbrance unless the notes are secured on an equal or ratable basis with or prior to that other secured indebtedness. See "−Restrictions on Secured Debt" below. Reference is made to the applicable prospectus supplement and any applicable pricing supplement for information with respect to any additions to, or modifications or deletions of, the events of default or covenants described below.

Each note will be represented by either a global security registered in the name of a nominee of a securities depositary, or "depositary," or a paper certificate issued in definitive form, as specified in the applicable prospectus supplement or any applicable pricing supplement. In this prospectus, we refer to notes represented by a global security as "book-entry notes." Ownership interests in book-entry notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants. Owners of book-entry notes will be entitled to physical delivery of notes represented by paper certificates only under the limited circumstances described below. We expect that payments of principal, premium, if any, and interest to owners of book-entry notes will be made in accordance with the procedures of the depositary and its participants in effect from time to time. See "−Book-Entry System" below.

Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, we will pay the principal of, and any premium and accrued interest on, any certificated notes as follows:

- Payments due at maturity will be made in immediately available funds upon presentation and surrender of those notes at the Corporate Trust Office of the Trustee, provided that the holder presents the note in time for the Trustee to make such payments in those funds in accordance with its normal procedures; and

- Payments, other than payments due at maturity, will be made by a clearinghouse funds check mailed on the interest payment date; however, a holder of $10,000,000 or more in aggregate principal amount of notes may be entitled to receive those payments by wire transfer of immediately available funds to a bank located within the continental United States or by direct deposit into the holder's account maintained with the Trustee, if requested in writing to the Trustee on or before the applicable record date for the interest payment date.

(Section 2.11) Certificated notes may be presented for payment and for registration of transfer or exchange at the Corporate Trust Office of the Trustee, currently c/o J.P. Morgan Trust Company, N.A., 227 W. Monroe Street, Suite 2600, Chicago, Illinois 60606. (Section 6.02)

As used in this prospectus, unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, "business day" means any Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in the City of New York are authorized or obligated by law, regulation or executive order to close. (Section 1.03)

Terms Specified in Prospectus Supplement or Pricing Supplement

The applicable prospectus supplement or any applicable pricing supplement relating to any offered notes will describe the following terms:

- the aggregate principal amount, purchase price and denomination;

- the date on which the note will be issued, which we refer to as the "original issue date;"

- the date of maturity, whether we or a holder may extend that date and, if so, the extension periods and the final maturity date;

- the interest rate or rates or the method by which a calculation agent will determine the interest rate or rates, and whether the interest rate or rates, or the method of determining the interest rate or rates, may be changed by us prior to the date of maturity;

- the interest payment dates, if any;

- the record date or dates for determining the person entitled to receive payments of principal, premium and interest, if any, if other than as set forth below;

- any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

- whether the note will be issued initially as a book-entry note or a note represented by a paper certificate; and

- whether the note is an original discount note, as described below under "—Original Issue Discount Notes," and, if so, the yield to maturity;

- whether the note is an amortizing note, as described below under "—Amortizing Note," and, if so, the basis or formula for the amortization of principal and/or interest and the payment dates for the periodic principal payments;

- any applicable United States federal income tax consequences; and

- any other specific terms of the notes, including any additions, modifications or deletions in the events of default or covenants, and any terms required by or advisable under applicable laws or regulations.

Ranking

The notes will be our general unsecured and unsubordinated obligations and will rank on a parity with our other unsecured and unsubordinated indebtedness, but will rank junior to our first mortgage bonds issued under the Indenture of Mortgage and Deed of Trust, dated as of January 1, 1946, between us and First Wisconsin Trust

Company (now known as Firstar Bank, N.A.), as Trustee, and indentures supplemental thereto. We refer to this Indenture of Mortgage and Deed of Trust as the "Bond Indenture."

The Bond Indenture constitutes a direct first mortgage lien upon our permits, licenses and substantially all of our fixed property, including subsequently acquired permits, licenses and fixed property, subject to "permissible encumbrances" (as defined in the Bond Indenture) and to liens existing or placed upon that property at the time of our acquisition thereof.

Restrictions on Secured Debt

While any of the notes are outstanding, we may not:

- issue any additional first mortgage bonds under the Bond Indenture, or

- subject to the lien of the Bond Indenture any property that is exempt from that lien,

unless we concurrently issue to the Trustee first mortgage bonds in the same aggregate principal amount and having the same interest rates, maturity dates, redemption provisions and other terms as the notes then outstanding, thereby giving to the holders of all outstanding notes the benefit of the security of the first mortgage bonds. (Section 4.01) At any time when the Trustee is the only holder of first mortgage bonds outstanding under the Bond Indenture, the Trustee will surrender the first mortgage bonds to us for cancellation and the Bond Indenture will be discharged and defeased. (Section 4.07).

In addition, neither we nor any of our "Subsidiaries" may create or assume, except in favor of us or any of our direct or indirect wholly owned subsidiaries, any mortgage, pledge, or other lien or encumbrance upon any "Principal Facility," any stock of any "Regulated Subsidiary" or any indebtedness of our Subsidiaries to us or any other Subsidiary, whether now owned or hereafter acquired, without equally and ratably securing the outstanding notes. This limitation does not apply to the lien of the Bond Indenture or the "permitted encumbrances" described in the Indenture, including:

- purchase money mortgages entered into within specified time limits;

- liens extending, renewing or refunding those permitted purchase money mortgages;

- liens existing on acquired property;

- specified tax, materialmen's, mechanics' and judgment liens, liens arising by operation of law and other similar liens;

- specified mortgages, pledges, liens or encumbrances in favor of any state or local government or governmental agency in connection with tax-exempt financings;

- liens to secure the cost of construction or improvement of any property entered into within specified time limits; and

- mortgages, pledges, liens and encumbrances not otherwise permitted if the sum of the indebtedness secured thereby does not exceed the greater of $20,000,000 or 10% of "Common Shareholders' Equity."

(Section 6.06)

"Common Shareholders' Equity," at any time, means the our total common shareholders' equity, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of our most recently completed fiscal quarter for which financial information is then available.

"Principal Facility" means the real property, fixtures, machinery and equipment relating to any facility owned by us or any of our Subsidiaries (which may include a network of electric or gas distribution facilities or a network of electric or gas transmission facilities), except any facility that, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Subsidiaries, taken as a whole.

"Regulated Subsidiary" means any Subsidiary which owns or operates facilities used for the generation, transmission or distribution of electric energy and is subject to the jurisdiction of any governmental authority of the United States or any state or political subdivision thereof, as to any of its rates, services, accounts, issuances of securities, affiliate transactions, or construction, acquisition or sale of any such facilities, except that any "exempt wholesale generator," "qualifying facility," "foreign utility company" and "power marketer," each as defined in the Indenture, shall not be a Regulated Subsidiary.

"Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by us or by one or more of our Subsidiaries, or by us and one or more of our Subsidiaries.

Interest and Interest Rates

Each note will bear interest at a fixed rate, which we refer to as a "fixed rate note," or a variable rate, which we refer to as a "floating rate note." The fixed rate may be zero, and we refer to a fixed rate note bearing zero interest as a "zero coupon note." The variable rate may be determined by reference to several interest rate formulae, which we will describe in the applicable prospectus supplement or any applicable pricing supplement for any specific offering of floating rate notes.

Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement:

- Each note that is not a zero coupon note will bear interest from and including the date it is originally issued, or from and including the most recent date to which interest on that note has been paid or duly provided for, to, but excluding, the next succeeding interest payment date or maturity until the principal of the note is paid or made available for payment.

- Interest will be payable on each interest payment date and at maturity. Interest will be payable generally to the person in whose name a note is registered at the close of business on the regular record date next preceding an interest payment date. However, the first payment of interest on any note originally issued between a regular record date and the next interest payment date will be made on the interest payment date following the next succeeding regular record date to the person in whose name the note is registered on that next succeeding regular record date. Interest payable at maturity, including, if applicable, upon redemption, will be payable to the person to whom principal is payable.

We may, from time to time, change the interest rates, interest rate formulae and other variable terms of the notes, but those changes will not affect any note already issued or as to which we have accepted an offer to purchase.

The interest rate payable on the notes for any interest period cannot be greater than the maximum interest rate, if any, or less than the minimum interest rate, if any, specified in the applicable prospectus supplement or any applicable pricing supplement. The interest rate on the notes also cannot exceed the maximum rate permitted by New York or other applicable law, as it may be modified by United States law of general application. Under present New York law, the maximum rate of interest, subject to some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

Fixed Rate Notes

Fixed rate notes will bear one or more annual fixed rates of interest during the periods or under the circumstances specified in the note and set forth in the applicable prospectus supplement or any applicable pricing supplement.

Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, interest on fixed rate notes will be computed and paid on the basis of a 360-day year of twelve 30-day months.

Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, interest will be paid on fixed rate notes, including amortizing notes that are fixed rate notes, on January 15 and July 15 of each year and at maturity, and the regular record dates for determining the holders entitled to those payments will be the preceding January 1 and July 1, respectively, of each year (whether or not a business day) and the stated maturity. If any day for the payment of interest on a fixed rate note falls on a day that is not a business day, the payments to be made on that day with respect to that note will be made on the next succeeding business day with the same legal effect as if made on the due date, and no additional interest will be payable on the date of payment for the period from and after the due date as a result of the delayed payment.

Floating Rate Notes

Floating rate notes will bear interest at a floating rate calculated by reference to an interest rate or interest rate formula, which we refer to as the "base rate" and which will be specified in the applicable prospectus supplement or any applicable pricing supplement. The interest rate on each floating rate note will be calculated by reference to:

- the specified base rate based on the index maturity;

- plus or minus the spread, if any; and/or

- multiplied by the spread multiplier, if any.

For any floating rate note, "index maturity" means the period to maturity of the instrument or obligation from which the base rate is calculated and will be specified in the applicable prospectus supplement or any applicable pricing supplement. The "spread" is the number of basis points (one one-hundredth of a percentage point) specified in the applicable prospectus supplement or pricing supplement to be added to or subtracted from the base rate for a floating rate note. The "spread multiplier" is the percentage specified in the applicable prospectus supplement or pricing supplement to be applied to the base rate for a floating rate note.

In addition, the applicable prospectus supplement or any applicable pricing supplement will define, describe or specify for each floating rate note the following terms, to the extent applicable to the particular issue of notes:

- the calculation agent, if other than the Trustee;

- the applicable base rate, index maturity, spread, if any, and spread multiplier, if any;

- the original issue date and the interest rate in effect for the period from the original issue date to the specified first interest reset date;

- the interest determination dates;

- the interest payment dates and regular record dates; and

- the interest reset dates.

The interest payment dates for floating rate notes will be as specified in the applicable prospectus supplement or any applicable pricing supplement, and unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, each record date for a floating rate note will be the 15th day (whether or not a business day) preceding each interest payment date.

All percentages resulting from any calculation of the interest rate on any floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upward. (Section 2.04)

Original Issue Discount Notes

We may issue notes that are "original issue discount notes." "Original issue discount notes" are:

- notes that have a "stated redemption price at maturity" that exceeds their "issue price" (as those terms are defined for U.S. federal income tax purposes) by at least 0.25% of their stated redemption price at maturity, multiplied by the number of complete years from their original issue date to their stated maturity (or, in the case of notes that provide for payment of any amount other than the "qualified stated interest" (as defined for U.S. federal income tax purpose) prior to maturity, their weighted average maturity) and

- any other note that we designate as issued with original issue discount for U.S. federal income tax purposes.

The applicable prospectus supplement or any applicable pricing supplement may provide that holders of original issue discount notes will not receive periodic payments of interest. For purposes of determining whether holders of the requisite principal amount of notes outstanding under the Indenture have made a demand or given a notice or waiver or taken any other action, the outstanding principal amount of original issue discount notes will be deemed to be the amount of the principal that would be due and payable upon declaration of acceleration of the stated maturity of those notes as of the date of such determination.

Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, the amount payable on an original issue discount note, upon acceleration of maturity as described below under "−Events of Default" or upon redemption or repayment prior to its stated maturity, in lieu of the principal amount due at the stated maturity of that note, will be the "amortized face amount" of that note as of the date of declaration, redemption or repayment, as the case may be. The "amortized face amount" of an original issue discount note will be equal to

- the principal amount of that note multiplied by the issue price (expressed as a percentage of its principal amount) specified in the applicable prospectus supplement or any applicable pricing supplement, *plus*

- the portion of the difference between the dollar amount determined pursuant to the preceding bulleted phrase and the principal amount of that note that has accreted at the yield to maturity specified in the applicable prospectus supplement or any applicable pricing supplement (computed in accordance with generally accepted U.S. bond yield computation principles) to the date of declaration, redemption or repayment, as the case may be.

In no event, however, will the amortized face amount of an original issue discount note exceed the principal amount stated in that note. (Section 1.03)

Amortizing Notes

We may issue notes that we refer to as "amortizing notes." Payments of principal and interest on amortizing notes are made in installments over the life of the note. Interest on each amortizing note will be computed as specified in the applicable prospectus supplement or any applicable pricing supplement. Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, payments with respect to an amortizing note will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. A table setting forth repayment information with respect to each amortizing note will be included in the note and the applicable prospectus supplement or any applicable pricing supplement and will be available, upon request, to subsequent holders.

Extension of Maturity

The applicable prospectus supplement or any applicable pricing supplement will indicate whether we have the option to extend the stated maturity of any note for one or more periods of one to five whole years up to, but not beyond, the final maturity date specified in the applicable prospectus supplement or any applicable pricing supplement.

If we have that option with respect to a note, we may exercise it by written notice to the Trustee. That notice must be given at least 45 but not more than 60 days prior to the "pre-exercise stated maturity date," which is the initial stated maturity of the note or then applicable extension thereof. Not more than 40 days prior to the pre-exercise stated maturity date, the Trustee will send to the holder of the note, by telegram, telex, facsimile transmission, hand delivery or first class, postage prepaid letter, a extension notice setting forth:

- our election to extend the stated maturity of that note;

- the new stated maturity;

- in the case of a fixed rate note, the interest rate applicable during the extension period or, in the case of a floating rate note, the spread and/or spread multiplier applicable during the extension period; and

- the provisions, if any, for redemption of that note during the extension period, including the date or dates on which or the period or periods during which, and the price or prices at which, redemption may occur during the extension period.

Upon the sending by the Trustee of an extension notice to the holder of a note, the stated maturity of that note will be extended automatically, and, except as modified by the extension notice and as described in the next two paragraphs, the note will have the same terms as prior to the sending of that extension notice. (Sections 3.05(a) and (b))

Not later than 20 days prior to the pre-exercise stated maturity date for a note, we may, at our option, revoke the interest rate or the spread and/or spread multiplier, as the case may be, provided for in the extension notice and establish a higher interest rate, in the case of a fixed rate note, or a spread and/or spread multiplier resulting in a higher interest rate, in the case of a floating rate note, for the extension period, by causing the Trustee to send to the holder of that note, by telegram, telex, facsimile transmission, hand delivery or first class, postage prepaid letter, notice of that higher interest rate or the spread and/or spread multiplier resulting in a higher interest rate, as the case may be, which notice will be irrevocable. All notes with respect to which the stated maturity is extended will bear that higher interest rate or spread and/or spread multiplier resulting in a higher interest rate, as the case may be, for the extension period, whether or not those notes are tendered for repayment as provided in the next paragraph. (Section 3.05(c))

If we elect to extend the stated maturity of a note, the holder of that note will have the option to elect repayment of the note, in whole but not in part, by us on the pre-exercise stated maturity date (including the last day of the then current extension period) at a price equal to the principal amount thereof plus accrued and unpaid interest to, but excluding, that pre-exercise stated maturity date. In order for a note to be repaid on that date, its holder must follow the procedures for optional repayment set forth below under "–Redemption and Repayment," except that the period for delivery of the note or the notification to the Trustee will be at least 25 but not more than 35 days prior to the pre-exercise maturity date. A holder who has tendered a note for repayment following receipt of an extension notice may revoke that tender by written notice to the Trustee received prior to 5:00 P.M., New York City time, on the tenth day prior to the pre-exercise stated maturity date. (Section 3.05(d))

Redemption and Repayment

Unless otherwise specified in the applicable prospectus supplement or any applicable pricing supplement, the notes will not be subject to any sinking fund.

If one or more redemption dates is specified in the applicable prospectus supplement or any applicable pricing supplement, the notes will be subject to redemption at our option, in whole or in part, prior to their stated maturity on the date or dates so specified, upon not less than 30 but not more than 60 days notice, at the redemption prices specified in such supplement. (Section 3.02(b)) If less than the entire principal amount of a note is to be redeemed, that note will be canceled and a new note or notes representing the unredeemed portion of the original note will be issued in the name of the holder thereof. (Section 3.03(d)) If less than all notes are to be redeemed prior to their stated maturity, we will, in our sole discretion, select the notes or portions thereof to be so redeemed. (Section 3.02(a))

If specified in the applicable prospectus supplement or any applicable pricing supplement, a note will be repayable, in whole or in part (provided that the principal amount of the note remaining outstanding after such repayment is an authorized denomination), prior to its stated maturity at the option of the holder on the date or dates and at the price or prices specified in such supplement, plus accrued and unpaid interest to, but excluding, the date of repayment. In order for a note to be so repaid prior to its stated maturity, the Trustee must receive at least 30 but not more than 45 calendar days prior to the repayment date, either (1) the note with the form entitled "Option to Elect Repayment" on the reverse of the note duly completed or (2) a telegram, telex, facsimile transmission, hand delivery or letter (first class, postage prepaid) from a member of a national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States setting forth:

- the name of the holder of the note;

- the principal amount of the note and, if less than all, the portion of the principal amount to be repaid;

- the certificate number or a description of the tenor and terms of the note;

- a statement that the option to elect repayment is being exercised thereby; and

- a guarantee that the note to be repaid with the form entitled "Option to Elect Repayment" on the reverse of the note duly completed will be received by the Trustee not later than five business days after the date of such telegram, telex, facsimile transmission, hand delivery or letter.

In the case of clause (2) above, the note and form duly completed must be received by the Trustee by such fifth business day. Exercise of the repayment option by a holder will be irrevocable, except that a holder who has tendered a note for repayment may revoke that tender by written notice to the Trustee received by 5:00 P.M., New York City time, on the tenth calendar day prior to the repayment date. If less than the entire principal amount of a note is to be repaid, that note will be canceled and a new note or notes representing the remaining principal amount of the original note will be issued in the name of the holder thereof. (Section 3.04)

While any book-entry note is represented by one or more global securities held by or on behalf of the depositary and registered in the name of the depositary or its nominee, the option to elect repayment may be exercised by the applicable participant (as defined below under "–Book-Entry System") that has an account with the depositary, on behalf of an owner of a beneficial interest in the book-entry note, by delivering to the Trustee at its Corporate Trust Office (or such other address of which we may, from time to time, notify holders), not less than 30 but not more than 60 days prior to the date of repayment, a written notice substantially similar to the form entitled

"Option to Elect Repayment" duly completed. Any such notice of election from a participant shall be executed by a duly authorized officer thereof (with signatures guaranteed) and must be received by the Trustee by 5:00 P.M., New York City time, on the last day for giving that notice. In order to ensure that a notice is received by the Trustee on a particular day, the owner of the beneficial interest in a book-entry note must so direct the applicable participant prior to the participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, owners of beneficial interests in book-entry notes should consult the participants through which they own their interests for the respective deadlines for those participants. In addition, owners of beneficial interests in book-entry notes shall effect delivery at the time such notices of election are given to the depositary by causing the applicable participant to transfer the owner's beneficial interest in the book-entry notes on the depositary's records to the Trustee. See "–Book-Entry System" below. (Section 3.04)

If applicable, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws or regulations in connection with any repayment of a note.

Repurchase

We may, at any time and from time to time, purchase notes at any price or prices in the open market or otherwise. Any notes so purchased may be held by us, resold or, at our discretion, surrendered to the Trustee for cancellation.

Other Provisions

Any provisions with respect to the determination of an interest rate basis, the specifications of an interest rate basis, calculation of the interest rate applicable to, or the principal payable at maturity on, any note, its interest payment dates or any other matter relating thereto may be modified by the terms as specified on the face of that note, or in an annex relating thereto, and will be described in the applicable prospectus supplement or any applicable pricing supplement for that note.

Book-Entry System

Unless otherwise indicated in the applicable prospectus supplement, each series of notes will initially be issued in the form of one or more global securities, in registered form, without coupons (as applicable). The global security will be deposited with, or on behalf of, a depository, and registered in the name of that depository or a nominee of that depository. Unless otherwise indicated in the applicable prospectus supplement, the depository for any global securities will be The Depository Trust Company, New York, New York, or DTC.

The global securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC's partnership nominee. One fully-registered global security certificate will be issued for each issue of the global securities, each in the aggregate principal amount of that issue and will be deposited with DTC. If however, the aggregate principal amount of any issue of a series of bonds or notes exceeds $500 million, one global certificate will be issued with respect to each $500 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of that series. So long as the depository, or its nominee, is the registered owner of a global security, that depository or such nominee, as the case may be, will be considered the owner of that global security for all purposes under the Senior Indenture or the Mortgage, as applicable, including for any notices and voting. Except as otherwise provided below, the owners of beneficial interests in a global security will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of any such securities and will not be considered the registered holder thereof under the Senior Indenture or the Mortgage, as applicable. Accordingly, each person holding a beneficial interest in a global security must rely on the procedures of the depository and, if that person is not a direct participant, on procedures of the direct participant through which that person holds its interest, to exercise any of the rights of a registered owner of such security.

A global security may not be transferred as a whole except by DTC to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global securities shall be transferred and exchanged through the facilities of DTC. Beneficial interests in the global securities may not be exchanged for securities in certificated form except in the circumstances described in the following paragraph.

Unless otherwise specified in the applicable prospectus supplement, we will be obligated to exchange global securities in whole for certificated securities only if:

- the depository notifies us that it is unwilling or unable to continue as depository for the global securities or the depository has ceased to be a clearing agency registered under applicable law and, in either case, we thereupon fail to appoint a successor depository within 90 days;

- we, at our option, notify the applicable trustee in writing that we elect to cause the issuance of certificated securities; or

- there shall have occurred and be continuing an event of default with respect to the applicable securities of any series.

In all cases, certificated securities delivered in exchange for any global security or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with customary procedures).

The descriptions of operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within DTC's control and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge you to contact DTC or its participants directly to discuss these matters. DTC has advised us as follows:

- DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

- DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry transfers and pledges in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

- Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

- DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc.

- Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which are referred to as indirect participants and, together with the direct participants, the participants.

- The rules applicable to DTC and its participants are on file with the SEC.

Purchases of global securities under the DTC system must be made by or through direct participants, who will receive a credit for such purchases of global securities on DTC's records. The ownership interest of each actual purchaser of each global security, or beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

To facilitate subsequent transfers, all global securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of global securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities; DTC's records reflect only the identity of the direct participants to whose accounts such global securities are credited which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of global securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the global securities, such as redemptions, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of global securities may wish to ascertain that the nominee holding the global securities for their benefit has agreed to obtain and transmit notices to beneficial owners; in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

If the global securities are redeemable, redemption notices shall be sent to Cede & Co. If less than all of the global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global securities unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the global securities are credited on the record date, identified in a listing attached to the omnibus proxy.

Principal, interest and premium payments, if any, on the global securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the trustee for such securities, on the payable date in accordance with the respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of that participant and not of DTC, the trustee for those securities, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, on any of the aforementioned securities represented by global securities to DTC is the responsibility of the appropriate trustee and us. Disbursement of those payments to direct participants shall be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of the participants.

DTC may discontinue providing its services as securities depositary with respect to the global securities at any time by giving us reasonable notice. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global securities among participants, it is under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

The underwriters, dealers or agents of any of the securities may be direct participants of DTC.

None of the trustee, us or any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in that global security or for maintaining, supervising or reviewing any records relating to those beneficial interests. (Section 2.12)

Exchange, Registration and Transfer

Notes will be exchangeable for registered notes of like aggregate principal amount, having a like stated maturity and with like terms and conditions. Upon surrender for registration of transfer of any note at our office or agency maintained for such purpose, we will execute, and the Trustee will authenticate and deliver, in the name of the designated transferee, one or more new registered notes of like aggregate principal amount of authorized denominations, having a like stated maturity and with like terms and conditions. We may not require payment of any service charge for any transfer or exchange of notes, other than payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

We will not be required to register, transfer or exchange any notes during a period from the opening of business on the 15th day prior to the day we or the Trustee send a notice of redemption of notes having a like stated maturity and with like terms and conditions to the close of business on the day of such transmission, or to register, transfer or exchange any note so selected for redemption in whole or in part, except the unredeemed portion of any note being redeemed in part. (Section 2.06)

Events of Default

The occurrence of any of the following events will constitute an "event of default" under the Indenture:

- default in the payment of any interest upon any note when it becomes due and payable, and continuance of such default for a period of 30 days;

- default in the payment of the principal of (and premium, if any, on) any note at its maturity;

- default, with respect to any of our or our Subsidiaries' Indebtedness (other than notes) aggregating more than $10,000,000 in principal amount, (i) in the payment of any principal of or interest on that Indebtedness when due after giving effect to any applicable grace period or (ii) in the performance of any other term or provision of that Indebtedness that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or that Indebtedness shall not have been discharged, within a period of 15 days after written notice:

  - to us from the Trustee, or

  - to us and the Trustee from the holders of at least 25% in aggregate principal amount of the notes then outstanding;

- the entry of one or more judgments, decrees or orders against us or one of our Subsidiaries by a court having jurisdiction in the premises from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $10,000,000, and such judgment, decree or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount thereof is due without a stay of execution and there has been given written notice thereof:

  - to us from the Trustee, or

  - to us and the Trustee from the holders of at least 25% in aggregate principal amount of the notes then outstanding;

- the entry of a decree or order in bankruptcy, receivership or similar proceedings initiated against us, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days;

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- our institution of, or our consent to the institution of, bankruptcy, insolvency or similar proceedings against us; or

- default in the performance or breach of any other of our covenants or warranties contained in the Indenture, and continuance of such default or breach for a period of 60 days after written notice:

  - to us from the Trustee, or

  - to us and the Trustee from the holders of at least 25% in aggregate principal amount of the notes then outstanding.

Additional events of default with respect to a particular series of notes may be specified in the documents creating that series, and we will describe any of those additional events of default in the applicable prospectus supplement or any applicable pricing supplement for that series. (Section 8.01)

"Indebtedness," with respect to any person, means:

- any liability of that person

  - for borrowed money, or

  - evidenced by a bond, note, debenture or similar instrument (including purchase money obligations, but excluding trade payables), or

  - for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles;

- any liability of others described in the preceding bullet point that such person has guaranteed, that is recourse to such person or that is otherwise its legal liability; and

- any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the first two bullet points above.

We must file annually with the Trustee an officer's certificate as to our compliance with all conditions and covenants under the Indenture. (Section 6.04)

Rights Upon Default

If an event of default with respect to any notes occurs and is continuing, then the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to us (and to the Trustee if given by the holders), may declare the principal amount (or, in the case of original issue discount notes, the amortized face amount) of all those notes to be immediately due and payable. The Trustee may withhold notice to holders of any event of default (other than the failure to make any payment of principal of or interest on any note) if it determines that such withholding is in the interest of the holders. (Section 8.12) Except as otherwise provided in the Indenture or the applicable prospectus supplement or any applicable pricing supplement, upon payment of that amount in U.S. dollars, all of our obligations in respect of the payment of principal of the notes will terminate. (Section 8.02)

In general, if an event of default with respect to any notes occurs and is continuing, the Trustee will not be obligated to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the notes unless the holders first offer to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with that request or direction. (Section 9.03) The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture, or exercising any trust or power conferred on the Trustee with respect to the notes, unless the Trustee determines that the proceeding or action so directed may not lawfully be taken, would subject the Trustee to personal liability or would be unduly prejudicial to other holders of notes. (Section 8.11)

At any time after the Trustee or the holders have declared acceleration of the notes and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the notes then outstanding, by written notice to us and the Trustee, may rescind and annul that declaration and its consequences if:

- we have paid or deposited with the Trustee a sum in U.S. dollars sufficient to pay (1) all overdue installments of interest on all notes, (2) the principal of (and premium, if any, on) any notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in those notes, (3) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each note at the rate borne by such note, and (4) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

- all events of default with respect to the notes, other than the nonpayment of the principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

No such rescission and waiver will affect any subsequent default or impair any right consequent thereon. (Section 8.02)

Merger or Consolidation

We may not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

- the resulting or surviving corporation, or the person which acquires or leases our properties and assets, is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes by a supplemental indenture all of our obligations under the Indenture;

- immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing;

- if, as a result of any such transaction, our properties or assets would become subject to a mortgage, pledge, lien, security interest or other encumbrance not otherwise permitted by the Indenture without equally and ratably securing the notes then outstanding, we or the resulting or successor corporation or the person which acquires our properties and assets, as the case may be, takes such steps as will be necessary to effectively secure such notes; and

- we deliver to the Trustee an officers' certificate and an opinion of counsel each stating that the transaction and supplemental indenture comply with the provisions of the Indenture and that all conditions precedent therein provided for relating to the transaction have been complied with.

(Section 12.01)

Modification or Waiver

Modification Without Consent of Holders. We and the Trustee may, at any time and from time to time, amend the Indenture without the consent of any holders of notes then outstanding for any of the following purposes:

- to correct any mistakes, defects or inconsistencies, or to cure any ambiguity, in the Indenture, but only if such action does not adversely affect the interests of holders of outstanding notes in any material respect;

- to change or eliminate any of the provisions of the Indenture, but only if such change or elimination becomes effective when there is no outstanding note which is entitled to the benefit of that provision;

- to secure the notes;

- to establish the form or terms of notes as permitted by the Indenture;

- to evidence and effect the assumption by a successor corporation of our obligations under the Indenture and the notes;

- to grant to or confer upon the Trustee for the benefit of the holders any additional rights, remedies, powers or authority;

- to permit the Trustee to comply with any duties imposed upon it by law;

- to specify further the duties and responsibilities of, and to define further the relationships among, the Trustee, any authenticating agent and any paying agent; and

- to impose additional covenants or events of default for the benefit of the holders of all or any notes (and if such covenants or events of default are to be for the benefit of less than all notes, stating that such covenants or events of default are expressly being included solely for the benefit of such notes), or to surrender a right or power conferred on us in the Indenture.

(Section 13.01)

Modification With Consent of Holders. We and the Trustee may modify the Indenture with the consent of the holders of at least a majority in principal amount of the notes then outstanding that would be affected by the modification to add, change or eliminate any provision of, or to modify the rights of holders of those notes. But we may not take any of the following actions without the consent of each holder of outstanding notes affected thereby:

- change the stated maturity of the principal of, or any installment of interest on, any note, reduce the principal amount thereof, the rate of interest thereon or any premium payable upon redemption thereof, change the method of calculating interest, or any term used in the calculation of interest or the period for which interest is payable, on any floating rate note, change the currency or currencies in which the principal, premium or interest is denominated or payable or reduce the amount of principal payable upon acceleration of maturity of an original issue discount note;

- adversely affect the right of repayment or renewal, if any, at the option of the holder, change the date or dates on which we can redeem any note or adversely affect the rights of any holder to institute suit for the enforcement of any payment on any note following maturity thereof; or

- reduce the percentage in principal amount of outstanding notes required for consent to any supplemental indenture or to any waiver of defaults or compliance with certain provisions of the applicable indenture.

(Section 13.02)

Waivers. Prior to any declaration accelerating the maturity of the notes, the holders of a majority in principal amount of the notes then outstanding may, on behalf of the holders of all notes, waive any past default or event of default under the Indenture and its consequences, except a default (1) in the payment of the principal of or any premium or interest on any note, or (2) in respect of a covenant or provision hereof which, as described above, cannot be modified or amended without the consent of each holder of notes then outstanding that would be affected thereby. Upon any such waiver, the default will cease to exist, and any event of default arising therefrom will be deemed to have been cured for every purpose of the Indenture and the notes, but the waiver will not extend to any subsequent or other default or event of default or impair any right consequent thereon. (Section 8.11)

We may omit in any particular instance to comply with certain covenants set forth in the Indenture or the notes (except as otherwise provided in the applicable prospectus supplement or any applicable pricing supplement) if, before the time for such compliance, the holders of at least a majority in principal amount of the notes then outstanding either waive compliance in that instance or generally waive compliance with those provisions, but the waiver may not extend to or affect any term, provision or condition except to the extent expressly so waived, and, until the waiver becomes effective, our obligations and the duties of the Trustee in respect of any such provision will remain in full force and effect. (Section 6.07)

Discharge of Indenture

We may be discharged from all of our obligations under the Indenture (except as otherwise provided in the Indenture) when:

- either (1) all notes have been delivered to the Trustee for cancellation, or (2) all notes not delivered to the Trustee for cancellation

    - have become due and payable,

    - will become due and payable at their stated maturity within one year, or

    - are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice by the Trustee,

    and we, in the case of clause (2), have irrevocably deposited or caused to be deposited with the Trustee, in trust, an amount in U.S. dollars, U.S. Government Obligations (as defined below under "–Certain Definitions") maturing in such amounts and at such times as will ensure availability of U.S. dollars, or a combination of the foregoing, sufficient for payment of all principal of, premium, if any, and interest on those notes when due or to the date of deposit, as the case may be; provided, however, in the event a petition for relief under any applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to our company within 91 days after the deposit and the Trustee is required to return the deposited money to us, our obligations under the Indenture with respect to those notes will not be deemed terminated or discharged;

- we have paid or caused to be paid all other sums payable by us under the Indenture;

- we have delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the Indenture with respect to the notes have been complied with; and

- we have delivered to the Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge.

(Section 5.01)

"U.S. Government Obligations" means securities that are (1) direct obligations of the United States for the payment of which its full faith and credit is pledged or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clause (1) or (2), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

Payment and Paying Agents

So long as any of the notes remain outstanding, we will maintain in the Borough of Manhattan, The City of New York, an office or agency where the notes may be presented for registration of transfer and for exchange as provided in the Indenture, and where, at any time when we are obligated to make a payment with respect to the notes (other than a payment which we are permitted to make by check), the notes may be presented for payment. In addition, we will maintain at any such office or agency and at our principal executive offices an office or agency where holders may serve us with notices and demands in respect of the notes or the Indenture, and we may maintain at our principal executive offices, one or more other offices or agencies for any or all of the foregoing purposes. We have appointed the Trustee as our agent for the foregoing purposes. (Section 6.02)

PLAN OF DISTRIBUTION

We may sell the notes, in or outside of the United States, to or through underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement or any applicable pricing supplement will contain specific information relating to the terms of the offering, including:

- the name or names of any underwriters, dealers or agents;

- the purchase price of the notes;

- our net proceeds from the sale of the notes;

- any underwriting discounts and other items constituting underwriters' compensation;

- the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers; and

The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Underwriters

If underwriters are used in an offering, the notes will be acquired by the underwriters for their own account. Underwriters may offer the notes directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The specific managing underwriter or underwriters, if any, will be named in the prospectus supplement relating to the particular offering of notes together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the particular notes will be subject to specified conditions precedent and the underwriters will be obligated to purchase all of the notes being offered if any are purchased.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the notes to the dealers as principals. The dealers may then resell the notes to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the notes directly to the public, without the use of underwriters, dealers or agents. We may also sell the notes through agents we designate from time to time. The applicable prospectus supplement will contain more information about any agents involved in the offer or sale of notes, including the names of the agents and any commission we agree to pay the agents. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Indemnification of Underwriters

Any underwriters, dealers or agents that participate in the distribution of the notes may be deemed underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them on the sale or resale of notes may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to contribute with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

Market for the Securities

Unless otherwise specified in the applicable prospectus supplement, the notes will not be listed on a national securities exchange. We cannot assure that any broker-dealer will make a market in any series of the notes or the liquidity of the trading market for any of the notes.

LEGAL MATTERS

Stafford Rosenbaum LLP, Madison, Wisconsin, will render an opinion as to the validity of the notes for us, and underwriters' counsel will render an opinion as to the validity of the notes for any underwriters, dealers or agents, as applicable

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Madison Gas and Electric Company for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These documents are also available to the public from commercial retrieval services, the Web site maintained by the SEC at http://www.sec.gov, MGE Energy's Web site at http://www.mgeenergy.com, and MGE's Web site at http://www.mge.com. Copies may be obtained from these Web sites free of charge. Information contained on MGE Energy's and MGE's Web sites shall not be deemed incorporated into, or to be a part of, this prospectus.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC (file number 0-1125):

- Our Annual Report on Form 10-K for the year ended December 31, 2005;

- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

- Our Current Reports on Form 8-K dated:

  - January 19, 2006 and filed with the SEC on January 23, 2006;

  - January 20, 2006 and filed with the SEC on February 21, 2006;

– February 27, 2006 and filed with the SEC on March 2, 2006;

– March 31, 2006 and filed with the SEC on April 4, 2006;

– April 21, 2006 and filed with the SEC on April 26, 2006;

– August 18, 2006 and filed with the SEC on August 22, 2006;

– September 29, 2006 and filed with the SEC on October 3, 2006; and

– September 29, 2006 and filed with the SEC on October 4, 2006.

Any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until we or any underwriters or agents sell all of the notes covered by this registration statement shall be deemed to be incorporated by reference in this prospectus from the date such documents are filed.

You may request a copy of these filings at no cost, by writing, calling or e-mailing us at the following address:

Madison Gas and Electric Company
Post Office Box 1231
Madison, Wisconsin 53701-1231
Attention: MGE Shareholder Services
Telephone: (800) 356-6423
Email: investor@mgeenergy.com

